May 27, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Mr. David R. Humphrey

	RE:	Cinemark USA, Inc.
Form 10-K for year ended December 31, 2004; File No. 033-47040

Dear Mr. Humphrey:

      Cinemark USA, Inc. (the “Company”) proposes certain revisions shown below for its future filings in response to the comments received from the Securities and Exchange Staff (the “Staff”) in the Staff’s letter dated May 10, 2005. Due to the proximity of receiving Staff comments to the Company’s filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, the Company was not able to include these responses in such report. Set forth below are the Company’s responses to the Staff’s numbered comments which will be addressed in the Company’s future filings.

      Staff Comment 1. Please expand your critical accounting policies disclosures to address each accounting policy that requires management’s most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding your accounting for gift cards, contingent facility rentals, depreciable lives of theater equipment, and advances collected on concession contracts. These disclosures should discuss how management assesses the likelihood of gift card redemptions as well as how management assesses the accounting for contingent rentals based on operating results of underlying theaters and how management assess the appropriateness of useful lives in determining depreciation expense. Additionally, your disclosures should clarify when management considers advances collected on concession contracts to be earned. Please ensure that you do not simply duplicate the accounting policy disclosures in the notes to the financial statements. For guidance refer to FRR 72.

      Response 1. The Company will add language in the Critical Accounting Policies in Management’s Discussion and Analysis of Financial Condition and Results of Operation to address each of the issues in the paragraphs below:

•	Revenue and Expense Recognition.

Securities and Exchange Commission
May 27, 2005

➢	Gift Cards. The Company will add language stating that when it evaluates the likelihood of redemption, the Company considers the period the gift card has been outstanding, the level and frequency of activity on that gift card and the period of inactivity.

➢	Contingent Rent. The Company will add more detailed language regarding how contingent rent is estimated for leases subject only to monthly percentage rent and those that pay percentage rent in addition to minimum rent once certain performance thresholds have been met. More specifically, the Company will clarify that for those theatres subject to percentage rent based on a target annual revenue level, the Company estimates and accrues percentage rent on a monthly basis if the theatre’s historical or forecasted performance indicates that the annual target will be reached and bases the estimates on trailing twelve months of revenues.

➢	Depreciation. The Company will add language specifying that property and equipment is depreciated using the straight line method over such property or equipment’s useful life. The new language will further clarify that the useful life of property and equipment is estimated by the Company based upon its experience with such assets and historical replacement periods.

➢	Advances on Concession Contracts. During 2004, the Company did not receive any contract advances nor did the Company recognize income for material advances received in prior years; however, if such payments are received in the future, the Company will add language to explain the methods used to recognize the related income.

      Staff Comment 2. Please consider revising your discussion of investing activities to quantify capital expenditures related to both construction of new theaters and refurbishment of existing theatres.

      Response 2. The Company will add language in Investing Activities to distinguish between capital expenditures for new theatres and theatre expansions and capital expenditures for existing theatres.

      Staff Comment 3. You state that you typically operate with a negative working capital position primarily because of the lack of significant inventory and accounts receivable. It does not appear that your explanation for the cause of your working capital deficit is correct, as you also state that your revenues are received in cash prior to the payment of related expenses. Please revise this disclosure as appropriate.

Securities and Exchange Commission
May 27, 2005

      Response 3. The Company will add language in Operating Activities with respect to its discussion of “operating float” to reflect that our operations generate float and do not require traditional working capital financing due to the timing of the receipt of revenues and payment of expenses. The Company will remove the reference to negative working capital.

      Staff Comment 4. As the table of contractual obligations is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise to reflect the effect of interest payments.

      Response 4. The chart for Contractual Obligations in Financing Activities will include scheduled interest payments on long term debt. The Company will estimate variable rate interest payments based on the interest rates in effect at the end of the period being reported. An appropriate footnote will be included to describe the estimates used on variable rate interest payments.

      Staff Comment 5. Please revise to clarify why you recognize foreign advanced rents over a period of 10 to 20 years.

      Response 5. The Company will add language in Deferred Charges and Other Assets in Note 1 – Summary of Significant Accounting Policies to the Company’s financial statements to clarify that advance rents are amortized over the period called for in the various lease agreements. These periods generally range from 10 to 20 years.

      Staff Comment 6. Please revise your lease accounting policy to describe the nature of your involvement during the construction period for assets which you will lease when construction is complete. Refer to EITF 97-10.

      Response 6. The Company will add language in Lease Accounting in Note 1 – Summary of Significant Accounting Policies to the Company’s financial statements to clarify that the landlord is typically responsible for constructing a theater using guidelines and specifications agreed to by the Company and assumes substantially all of the risk of construction. The Company will further clarify that in the instances where the Company concludes that it has substantially all of the construction period risk, the Company will

Securities and Exchange Commission
May 27, 2005

record an asset and related liability for the amount of the total project costs during the construction period in accordance with EITF 97-10.

      Staff Comment 7. Please revise your accounting policy for goodwill to disclose reporting units used in your impairment tests and the multiple of cash flows used in estimating fair values of reporting units.

      Response 7. The Company will add language in Goodwill and Other Intangible Assets in Note 1 – Summary of Significant Accounting Policies to the Company’s financial statements to (i) clarify that the goodwill is recorded at the theatre level and (ii) to specify the multiple of cash flow the Company uses in performing its annual goodwill impairment evaluation.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States

      If any questions should arise in the course of your review of this letter, please call me at (972) 665-1000.

Sincerely,
/s/ Robert Copple
Robert Copple
Chief Financial Officer